As filed with the Securities and Exchange Commission on June 6, 2011	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

CEMEX, S.A.B. de C.V.
(Exact name of issuer of deposited securities as specified in its charter)

CEMEX Corp.
(Translation of issuer’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Corporate Creations Network, Inc.
1040 Avenue of the Americas, #2400
New York, New York 10018
(845) 510-9655
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert M. Chilstrom, Esq. Skadden Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☑ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing ten (10) CPOs, each CPO representing economic interests in two (2) Series A Shares and one (1) Series B Share in each case held in the CPO Trust of CEMEX, S.A.B. de C.V.	400,000,000 ADSs	$5.00	$20,000,000.00	$2,322.00

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center and Introductory paragraph.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (14), (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraphs (14), (15), and (17).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraphs (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14), (15) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22), (23) and (24).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7) and (9).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(i)	Form of receipt. — Filed herewith as Exhibit (a)(i).

(a)(ii)
Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among CEMEX, S.A.B. de C.V. (the “Company”), Citibank, N.A., as Depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issued thereunder.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-161793.

(a)(iii)
Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of ADSs evidenced by ADRs issued thereunder.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-11338.

(a)(iv)
Amended and Restated Deposit Agreement, dated as of March 29, 1999, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADRs issued thereunder.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-10678.

(b)(i)	Letter Agreement, dated as of March 15, 2011, by and between the Company and the Depositary to establish a restricted ADS series. — Filed herewith as Exhibit(b)(i).

(b)(ii)	Letter Agreement, dated as of March 15, 2011, by and between the Company and the Depositary in respect of a convertible bond issuance. — Filed herewith as Exhibit (b)(ii).

(b)(iii)	Letter Agreement, dated as of March 30, 2010, by and between the Company and the Depositary to establish a restricted ADS series. — Filed herewith as Exhibit (b)(iii).

(b)(iv)	Letter Agreement, dated as of March 30, 2010, by and between the Company and the Depositary in respect of a convertible bond issuance. — Filed herewith as Exhibit (b)(iv).

(b)(v)
Letter Agreement, dated as of October 12, 2007, by and between the Company and the Depositary to enable the establishment of a direct registration system for ADSs.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-161793.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, as further amended and supplemented, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of June, 2011.

Legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, as further amended and supplemented, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing ten (10) CPOs, each CPO representing economic interests in two (2) Series A Shares and one (1) Series B Share, in each case held in the CPO Trust of CEMEX, S.A.B. de C.V.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith G. Galfo
	Name:	Keith G. Galfo
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Pedro Garza García, Nuevo León, México, on the 6th day of June, 2011.

CEMEX, S.A.B. de C.V.

By:	/s/ Ramiro G. Villarreal Morales
	Name:	Ramiro G. Villarreal Morales
	Title:	General Counsel

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints each of Fernando A. González Olivieri, José Antonio González Flores, Héctor José Vela Dib, Ramiro G. Villarreal Morales, René Delgadillo Galván and Luis Alfonso García Campuzano or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) under the Securities Act and to sign any instrument, contract, document or other writing of or in connection with this Registration Statement and any amendments and supplements thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, including this power of attorney, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registrant Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Lorenzo H. Zambrano Treviño	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	June 6, 2011
Lorenzo H. Zambrano Treviño	Director
Lorenzo Roberto Milmo Zambrano /s/ Armando J. García Segovia	Director	June 6, 2011
Armando J. García Segovia /s/ Rodolfo García Muriel	Director	June 6, 2011
Rodolfo García Muriel /s/ Rogelio Zambrano Lozano	Director	June 6, 2011
Rogelio Zambrano Lozano /s/ Tomás Milmo Santos	Director	June 6, 2011
Tomás Milmo Santos

Signatures	Title	Date

/s/ Roberto Luis Zambrano Villarreal	Director	June 6, 2011
Roberto Luis Zambrano Villarreal /s/ Bernardo Quintana Isaac	Director	June 6, 2011
Bernardo Quintana Isaac /s/ Dionisio Garza Medina	Director	June 6, 2011
Dionisio Garza Medina /s/ Alfonso Carlos Romo Garza	Director	June 6, 2011
Alfonso Carlos Romo Garza /s/ José Manuel Rincón Gallardo Purón	Director	June 6, 2011
José Manuel Rincón Gallardo Purón /s/ José Antonio Fernández Carbajal	Director	June 6, 2011
José Antonio Fernández Carbajal /s/ Rafael Rangel Sostmann	Director	June 6, 2011
Rafael Rangel Sostmann
/s/ Fernando A. González Olivieri	Executive Vice President of Finance and Administration and Chief Financial Officer (Principal Financial Officer)	June 6, 2011
Fernando A. González Olivieri /s/ Rafael Garza Lozano	Chief Comptroller	June 6, 2011
Rafael Garza Lozano /s/ Diana Urrego	Authorized Representative in the United States	June 6, 2011
Corporate Creations Network Inc. By: Diana Urrego Authorized Signatory

Index to Exhibits
Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of Receipt
(b)(i)	Letter Agreement
(b)(ii)	Letter Agreement
(b)(iii)	Letter Agreement
(b)(iv)	Letter Agreement
(d)	Opinion of counsel to the Depositary
(e)	Certificate under Rule 466